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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          NIELSEN MEDIA RESEARCH, INC.
                           (NAME OF SUBJECT COMPANY)

                          NIELSEN MEDIA RESEARCH, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   653929307
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                               STEPHEN J. BOATTI
                             SENIOR VICE PRESIDENT,
                       CHIEF LEGAL OFFICER AND SECRETARY
                          NIELSEN MEDIA RESEARCH, INC.
                                299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 708-7500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             JOEL S. HOFFMAN, ESQ.
                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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    This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Nielsen Media Research, Inc. dated August 20, 1999. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

    Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the first paragraph under "Executive and Employee Related Arrangements":

    Under such other plans, Mr. Jacobi holds options to purchase a total of 410,916 Shares at an exercise price of $8.12 per share, with options for 136,966 of such Shares being exercisable on November 15, 2001 and the remaining options being exercisable on November 15, 2002.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by incorporating by reference therein the joint press release issued by VNU and the Company on September 7, 1999, a copy of which is filed as Exhibit 99.9 to the
Schedule 14D-9.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following additional exhibit is filed herewith:

Exhibit 99.9  Joint Press Release of VNU and the Company dated September 7, 1999.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NIELSEN MEDIA RESEARCH, INC.

                                By:  /s/ STEPHEN J. BOATTI
                                     -----------------------------------------
                                     Name: Stephen J. Boatti
                                     Title:  Chief Legal Officer

Dated: September 7, 1999

                                 EXHIBIT INDEX

Exhibit 99.9  Joint Press Release of VNU and the Company dated September 7, 1999.